

June 3, 2014

Via E-mail
Mr. John Clarke
Chief Executive Officer
Banro Corporation
100 King Street West
Suite 7070
Toronto, Ontario M5X 1E3, Canada

>   **Re: Banro Corporation**
>   **Form 40-F for the Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 001-32399**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013
Exhibit 99.2, Management's Discussion and Analysis for the Year Ended December 31, 2013
Liquidity and Capital Resources, page 22

1.   We note that as of December 31, 2013, you had $4.45 million in cash on hand. We also note your disclosure that should you experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, you may need to further examine funding options. Although your disclosure on page 22 states that based on revenues expected to be to be generated from the company's mines together with the your cash on hand, you expect to have access to sufficient funds to carry out your proposed 2014 operating and capital budgets, a potential capital shortfall appears to be a known uncertainty regarding your operations in fiscal 2014. Given your cash on hand, current

gold prices, and that your ability to incur additional debt is limited to $7 million, please tell us what consideration you gave to providing additional disclosure regarding the uncertainty of your liquidity position including the type and amount of capital you may need to raise, the potential timeframe regarding and the specifics regarding which non-essential capital expenditures may be delayed, and the consequences to investors of these actions. Also, given that your cash flows from operations are dependent upon current gold prices, please tell us what consideration you gave to providing a discussion of your liquidity over various ranges of gold prices.

Exhibit 99.3 Consolidated Financial Statements
Notes to the Consolidated Financial Statements, page 11
Note 3. Summary of Significant Accounting Policies, page 11
b). Use of Estimates and Judgments, page 12
v. Depreciation of mining assets, page 14

2.   We note your policy stating that you apply the units-of-production method for amortization of your mine assets in commercial production based on resource ore tons mined. To enhance our understanding of your accounting policy, please:

- clarify your disclosure to discuss whether you include proven and probable mineral reserves, measured and indicated resources or any portion of inferred resources expected to be classified as reserves in the unit-of-production calculation;
- tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of resources expected to be classified as reserves, and tell us whether there have been any changes to your policy;
- tell us how you determine whether a resource is reasonably expected to be converted to proven and probable reserves. Please provide us with your history of converting resources into proven and probable reserves;
- tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves;
- explain to us whether or not and why historical trends are indicative of future conversion rates; and
- provide the amount of depletion expense for each period presented as if only proven and probable reserves were included in the depreciable base (i.e., excluding all measured and indicated and all inferred mineral resources from the depreciable base).

Please provide us with draft disclosures of your planned changes to your accounting policy in future filings.

r) Provisions and Contingencies, page 22

3.   We note your policy that a liability is recognized when a contingency substantiated by confirming events "can be reliably measured and is likely to result in an economic outflow." Please explain how you define the term "likely" and how your policy compares to the guidance in IAS 37 paragraph 14.

Note 13. Mine Under Construction, page 30

4.   We note that in 2012 you recorded $68.1 million as revenues prior to establishing commercial production at the Twangiza mine. The pre-production revenue of $68.1 million was netted with mine construction costs totaling $350 million. Considering the significance of the revenues in relation to the mine development costs capitalized, please explain the factors considered in determining that the mine entered commercial production on September 1, 2012. Tell us how your policy considered the guidance in IAS 16 paragraph 17(e).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or John Reynolds, Assistant Director, at (202) 551-3795 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining